UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On October 11, 2024, A2Z Cust2Mate Solutions Corp. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 642,858 common shares (the “Shares”), no par value per share, at a purchase price of $2.80 per share, in a registered direct offering (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2023, and declared effective by the Commission on April 21, 2023 (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around October 15, 2024.

The closing of the Offering is expected to occur on or about October 15, 2024, subject to customary closing conditions. The gross proceeds from the offering will be approximately $1,800,000 before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for continued development and expansion of the Company’s existing business, including fulfillment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, which is filed as Exhibits 99.1, to this Report on Form 6-K and is incorporated by reference herein. The legal opinion, including the related consent, of Bloch Legal relating to the issuance and sale of the Shares is filed as Exhibit 99.2 hereto.

The Offering was made directly to the investors, without a placement agent or underwriter. The Company expects to pay to certain non-US residents fees in connection with the Offering, payable in cash, of up to 8% of the gross proceeds, and will issue to certain of such persons 51,428 common shares (the “October 15 Private Shares”). The Company has also determined to issue 134,720 common shares to a non-US resident in connection with its offering that closed on October 2, 2024 (the “October 2 Private Shares and, together with the October 15, Private Shares, the “Private Shares”).

The Private Shares will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Shares may not be offered or sold in Canada or to residents of Canada.

On October 11, 2024, the Company issued a press release regarding the Offering. A copy of the press release is attached as Exhibit 99.4 of this Current Report on Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date: October 15, 2024	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of the Securities Purchase Agreement
99.2	Opinion of Bloch Legal
99.3	Press Release dated October 11, 2024